FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

        Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of February 2007

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On February 8, 2007 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Nurit Benjamini

Title: Chief Financial Officer

Date: February 8, 2007

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Exhibit 1

Compugen to Present Experimental Data for

its Novel Splice Variant of c-Met Receptor

Data to be presented at GTCBio`s Cancer Drugs Research & Development Conference

Tel Aviv, Israel - February 8, 2007 - Compugen Ltd. (NASDAQ: CGEN) announced today that it will present experimental results for its previously disclosed CGEN-241 therapeutic candidate, a splice variant of c-Met receptor, at GTCBio`s Cancer Drugs Research & Development Conference (February 8-9, 2007, Philadelphia, PA).

CGEN-241 is a truncated form of the c-Met receptor predicted by Compugen's discovery engine to be encoded by a splice variant and to be secreted from the cell. It comprises part of the extracellular domain and ends in a stretch of unique amino acids. In the assessment of the biological activity of CGEN-241 as an antagonist of the HGF-Met pathway in various assays and model systems, the molecule demonstrated strong inhibition of multiple cellular functions related to this pathway, including cell proliferation, motility and invasion. These findings indicate that CGEN-241 is a potent antagonist of the HGF/Met pathway, with anti-tumorigenic and anti-metastatic activities, suggesting a therapeutic potential.

The protein product of the c-Met oncogene is the tyrosine kinase receptor for hepatocyte growth factor (HGF), and Compugen has discovered soluble variants of this receptor. The HGF-Met pathway is involved in a wide range of biological functions, including cell proliferation and survival, cell migration and invasion, as well as angiogenesis. Inappropriate activation of this signaling pathway has been implicated in tumor development and progression of solid tumors and hematologic malignancies. In view of the critical role that this pathway plays in cancer, various inhibitory strategies have been employed by companies to therapeutically target the pathway and several candidates are currently in development.

About Compugen

Compugen`s mission is to be the world leader in the discovery and licensing of product candidates to the drug and diagnostic industry. The Company`s powerful discovery engines enable the predictive discovery of numerous potential therapeutics and diagnostic biomarkers. This capability results from the Company`s decade-long pioneering efforts in the deeper understanding of important biological phenomena at the molecular level through the incorporation of ideas and methods from mathematics, computer science and physics into biology, chemistry and medicine. To date, Compugen`s diagnostic and therapeutic product discovery efforts and its initial discovery engines have focused mainly within the areas of cancer, immune-related and cardiovascular diseases. The Company's primary commercialization pathway for its therapeutic and diagnostic product candidates is to enter into milestone and revenue sharing out-licensing and joint development agreements with leading companies. Compugen has established an agricultural biotechnology affiliate - Evogene, and a small-molecule drug discovery affiliate - Keddem Bioscience. For additional information, please visit Compugen's corporate Website at www.cgen.com.

Company contact:

Naomi Rabbie

Corporate Communications Manager

Compugen Ltd.

Email: naomir@cgen.com

Tel: +972-52-598-9894

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